UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________________

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PALNS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
401 (k) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.
 401 (k) Profit Sharing Plan

EIN 37-0404035 PN 002
 Report of Independent Registered Public Accounting Firm
and Financial Statements
 December 31, 2014 and 2013

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
December 31, 2014 and 2013

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	16

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (the “Supplemental Information”) has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements.  The Supplemental Information is the responsibility of the Plan's management.  Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.  In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Decatur, Illinois
June 26, 2015

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments, At Fair Value	$44,390,103	$43,298,390
Receivables
Employer's contributions	2,300	288
Interest and dividends	6,254	9,006
Notes receivable from participants	602,611	526,443
	611,165	535,737
Total assets	45,001,268	43,834,127
Liability
Refunds due to excess contributions	24,603	23,230
Net Assets Available for Benefits	$44,976,665	$43,810,897

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Investment Income
Net appreciation (depreciation) in fair value of investments	$(878,815)	$4,482,506
Interest and dividends	1,999,590	1,207,390
	1,120,775	5,689,896
Interest Income from Notes Receivable from Participants	17,270	16,798
Contributions
Employer	1,127,471	1,092,513
Participants	1,278,044	1,251,074
Rollovers	399,948	356,950
	2,805,463	2,700,537
Total additions	3,943,508	8,407,231
Deductions
Benefits paid to participants	2,771,440	1,160,120
Administrative expenses	6,300	4,725
Total deductions	2,777,740	1,164,845
Net Increase	1,165,768	7,242,386
Net Assets Available for Benefits, Beginning of Year	43,810,897	36,568,511
Net Assets Available for Benefits, End of Year	$44,976,665	$43,810,897

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least three months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollover and employee Roth contributions are also permitted.  Employees are automatically enrolled to contribute 4% of eligible wages to the plan upon eligibility.  The Company makes matching contributions based on discretionary percentages as determined by the Company’s Board of Directors on an annual basis.  For the years ended December 31, 2014 and 2013, the matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  For the years ended December 31, 2014 and 2013, the profit sharing contribution was 4% of eligible compensation.  Contributions are subject to certain limitations.

 Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

 Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

 Forfeited Accounts

At December 31, 2014 and 2013, forfeited nonvested accounts totaled $22,468 and $30,890, respectively.  These accounts are reallocated to participants in the same manner as employer contributions.

 Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Certificates of deposits are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Tax Status

The Plan operated under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by Benefit Plan Consultants Inc.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on March 31, 2008.  The Plan has not obtained or requested a determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities before 2011.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The fair value of the Plan's investments at the end of the year is as follows:

	2014	2013
Mutual funds
Equity funds	$22,703,179	$20,427,678
Balanced investment funds	2,345,739	2,293,852
Fixed-income funds	4,461,221	4,286,714
International funds	4,105,534	4,407,265
Common stock	5,790,680	7,300,335
Money market funds	40,555	59,295
Certificates of deposit	4,943,195	4,523,251
	$44,390,103	$43,298,390

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2014	2013
Mutual funds
Equity funds	$310,222	$4,078,987
Balanced investment funds	94,244	457,639
Fixed-income funds	60,482	(166,719)
International funds	(251,696)	352,495
Common stock	(1,092,067)	(239,896)
	$(878,815)	$4,482,506

The following amounts are the nonparticipant-directed investments, included in the table on page 7:

	Fair Value at the End of Year
	2014	2013
Certificate of deposit	$785,183	$760,347

 The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits, in either year, is as follows:

	2014	2013
Vanguard Growth Index - Admiral Fund	$3,052,213	$2,682,159
Oakmark Global I Fund	2,644,105	2,873,072
T. Rowe Price Mid-Cap Value Fund	3,515,265	3,446,442
Dodge & Cox Balanced Fund	2,345,739	2,293,852
Vanguard 500 Index Fund - Admiral	3,796,351	—
First Mid-Illinois Bancshares, Inc. common stock	5,790,680	7,300,335
First Mid-Illinois Bank & Trust certificate of deposit	4,943,195	4,523,251

Interest and dividends realized on the Plan’s investments for the years ended 2014 and 2013 were $1,999,590 and $1,207,390, respectively.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 4:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2014	2013
Net Assets:
Certificate of deposit	$785,183	$760,347

Changes in net assets:
Contributions	$783,594	$758,152
Interest income	1,875	2,196
Transfers to participant-directed investments	(760,633)	(738,143)
Total additions	$24,836	$22,205

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2014 and 2013, participants held 312,166 and 331,833 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $4,943,195 and $4,523,251 at December 31, 2014 and 2013, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan. The Plan paid $6,300 and $1,575, respectively, to FIrst Mid-Illinois Bank & Trust for participant loan distribution fees.

Note 6:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is an hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014 and 2013:

		2014
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$5,790,680	$5,790,680	$—	$—
Mutual funds:
Equity funds	22,703,179	22,703,179	—	—
Balanced investment funds	2,345,739	2,345,739	—	—
Fixed-income funds	4,461,221	4,461,221	—	—
International funds	4,105,534	4,105,534	—	—
Money market funds	40,555	40,555	—	—
Certificates of deposit	4,943,195	—	—	4,943,195
	$44,390,103	$39,446,908	$—	$4,943,195

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

		2013
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$7,300,335	$7,300,335	$—	$—
Mutual funds:
Equity funds	20,427,678	20,427,678	—	—
Balanced investment funds	2,293,852	2,293,852	—	—
Fixed-income funds	4,286,714	4,286,714	—	—
International funds	4,407,265	4,407,265	—	—
Money market funds	59,295	59,295	—	—
Certificates of deposit	4,523,251	—	—	4,523,251
	$43,298,390	$38,775,139	$—	$4,523,251

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2014. The Plan had no liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

 Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters.  Such securities are classified in Level 2 of the valuation hierarchy.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Level 3 securities are certificates of deposit and are valued at amortized costs, which approximates fair value.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit
Balance, January 1, 2013	$4,547,353
Total interest income included in net increase in net assets available for benefits	22,074
Purchases	2,898,256
Redemptions	(2,944,432)
Balance, December 31, 2013	$4,523,251
Total interest income included in net increase in net assets available for benefits	18,004
Purchases	1,452,755
Redemptions	(1,050,815)
Balance, December 31, 2014	$4,943,195

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2014	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$4,943,195	Amortized cost	Contractual interest rate	0.30%-0.35% (0.325%)

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2013	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$4,523,251	Amortized cost	Contractual interest rate	0.35%-0.50% (0.425%)

Note 7:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8:	Subsequent Event

The plan document was restated effective January 1, 2015 to bring the plan into compliance with the Pension Protection Act of 2006 (PPA) and other legislative and regulatory changes. The Plan was further amended to be a Safe Harbor 401(k) plan.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issuer	Description of Investment			Current

Certificates of Deposit
First Mid-Illinois Bank & Trust*	0.30%	due	12/31/15	$785,183
First Mid-Illinois Bank & Trust*	0.30%	due	12/31/15	4,158,012
				4,943,195
Common Stock
First Mid-Illinois Bancshares, Inc.*	312,166	Shares		5,790,680

Mutual Funds
American Funds EuroPacific Growth Fund	6,442	Shares		303,334
American Funds EuroPacific Growth F-2 #616	29,720	Shares		1,397,455
American Funds Capital World Bond F-2 #631	18,875	Shares		374,104
ClearBridge Appreciation Fund	72,242	Shares		1,472,293
Columbia Acorn International Fund - Z	14,822	Shares		618,534
Dodge & Cox Balanced Fund	22,890	Shares		2,345,739
Dodge & Cox Income Fund #147	85,774	Shares		1,181,961
Eagle Small Cap Growth Fund Class I	10,475	Shares		574,430
Federated Total Return Bond Fund	70,922	Shares		782,983
Neuberger Berman Genesis	17,772	Shares		1,005,894
Oakmark Global I Fund	90,645	Shares		2,644,105
Oppenheimer Developing Markets Y	36,120	Shares		1,266,383
Loomis Sayles Value N	49,407	Shares		1,304,339
Metropolitan West Total Return Bond I	124,834	Shares		1,360,688
Principal High Yield	76,522	Shares		562,437
Principal Real Estate Securities	20,864	Shares		477,781
RS Global Natural Resources A	28,730	Shares		712,792
T. Rowe Price Blue Chip Growth Fund	20,971	Shares		1,410,721
T. Rowe Price Growth Stock Fund #40	2,086	Shares		108,375
T. Rowe Price Mid-Cap Value Fund	121,973	Shares		3,515,265
T. Rowe Price Small-Cap Stock Fund	19,704	Shares		873,265
Vanguard 500 Index Signal Shares #1340	19,992	Shares		3,796,351
Vanguard Balanced Index Signal Shares	5,344	Shares		158,598
Vanguard Developed Markets Index Fund	1,744	Shares		16,430
Vanguard GNMA Fund	52,962	Shares		573,051
Vanguard Growth Index Admiral Fund	56,838	Shares		3,052,213
Vanguard Mid-Cap Index Signal Shares	1,205	Shares		184,368

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2014

Identity of Issuer	Description of Investment		Current
Vanguard Small-Cap Index Signal Shares	1,934	Shares	108,073
Vanguard Interm-Term Govt Bond Index	5	Shares	101
Vanguard Total Bond Index Signal Shares	6,566	Shares	71,370
Vanguard Total World Stock Index	3,995	Shares	97,796
Vanguard Value Index Signal	8,276	Shares	272,604
Vanguard Windsor II - Admiral	14,507	Shares	960,342
Vanguard Emerging Markets Stock Index	947	Shares	31,498
			33,615,673

Money Market Funds
Federated Prime Obligation Funds #10	7,706	Units	$7,706
Federated Prime Obligation Funds #396	22,468	Units	22,468
NTHN Institutional Funds Government Select	10,381	Units	10,381
			40,555

Notes Receivable from Participants*	3.25%	to	602,611
			$44,992,714

 * Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 26, 2015

Joseph R. Dively
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP